Exhibit 99.1

VASCULAR BIOGENICS LTD.

6 Yoni Netanyahu St. Or Yehuda, Israel Tel. +972-3-6346450 Fax. +972-3-6346449

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON May 19, 2016

Dear Vascular Biogenics Ltd. Shareholders:

We cordially invite you to attend an Annual and Extraordinary General Meeting of shareholders of Vascular Biogenics Ltd., or the Company, to be held at 4:00 p.m. (Israel time) on May 19, 2016, at our offices at 6 Yoni Netanyahu St. Or Yehuda, Israel (the “Meeting”).

The Meeting is being called for the following purposes:

(1)	To approve the nomination of Prof. Dror Harats, Dr. Bennett M. Shapiro, Prof. Ruth Arnon, Mr. Jide Zeitlin, Mr. Jecheskiel Gonczarowski, Dr. Dan Gelvan and Dr. Ruth Alon (the Company’s incumbent directors who are not external directors) to the Board of Directors, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal (voting will take place in relation to each Director separately); and

(2)	To ratify the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2016, and until the next annual general meeting of shareholders of the Company and to authorize the Board (with power of delegation to its Audit Committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services; and

(3)	To approve the grant to Prof. Dror Harats, a member of the Board of Directors and the Chief Executive Officer of the Company, of 17,589 performance share units (“PSU”), to vest upon and subject to the occurrence of certain milestone events which were approved by the Compensation Committee and the Board.

(4)	To approve the increase of the monthly base salary of Prof. Dror Harats, a member of the Board of Directors and the Chief Executive Officer of the Company, from NIS76,000 to NIS80,000 according to the approval of the Compensation Committee and the Board of Directors.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2014, as previously made available to our shareholders as part of our Form 20-F filed with the Securities and Exchange Commission and available at www.sec.gov and in the “Investor Relations” section of our Company’s website, www.vblrx.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposal 3 and Proposal 4 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•	the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholder or shareholder who do not have a personal interest in the approval of the proposal that is voted at the Meeting, excluding abstentions; or

•	the total number of shares held by non-controlling shareholders and disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The proposals and details with respect to the Meeting are described more fully in the enclosed proxy statement, which the Company will send (together with this notice) to its shareholders, which we urge you to read in its entirety. This notice, proxy statement and related proxy card are also being furnished to the U.S. Securities and Exchange Commission, or the SEC, in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website — at www.vblrx.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on March 24, 2016, at the registered office of the Company, 6 Yoni Netanyahu St. Or Yehuda, Israel, upon prior coordination with the Company. Our telephone number at our registered office is +972-3-6346450.

Shareholders of record of shares as of the close of business on April 20, 2016 are entitled to notice of and to vote at the Meeting (with one vote per share held).

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign all enclosed proxy cards and return them promptly by mail to the registered office of the Company, 6 Yoni Netanyahu St. Or Yehuda, Israel 6037604, by Fax. +972-3-6346449, or by e-mail to our General Counsel: ayelet@vblrx.com. If you are sending your proxy cards to us by mail, the proxy cards must be received at our registered office at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of shares voted at the Meeting, unless we waive that requirement. Your proxy cards, if properly executed, will be voted in the manner directed by you. Detailed proxy voting instructions will be provided both in the proxy statement and on the proxy cards.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, you may be able to utilize the control number appearing on the voting instruction form to submit your voting instruction to their brokers, trustees or nominees by other means, including via the internet.

Sincerely,

Dr. Bennett M. Shapiro Chairman of the Board of Directors

VASCULAR BIOGENICS LTD.

6 Yoni Netanyahu St. Or Yehuda, Israel Tel. +972-3-6346450 Fax. +972-3-6346449

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Vascular Biogenics Ltd. (the “Board”), to which we refer as Vascular Biogenics, or the Company, to be voted at an Annual and Extraordinary General Meeting of shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of shareholders. The Meeting will be held at 4:00 p.m. (Israel time) on Thursday, May 19, 2016, at our offices at 6 Yoni Netanyahu St. Or Yehuda, Israel Tel. +972-3-6346450 Fax. +972-3-6346449.

This Proxy Statement, the attached Notice of Annual and Extraordinary General Meeting of shareholders and the proxy card or voting instruction card are being made available to holders of Vascular Biogenics ordinary shares, on or about March 24, 2016.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on April 20, 2016, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	To approve the nomination of Prof. Dror Harats, Dr. Bennett M. Shapiro, Prof. Ruth Arnon, Mr. Jide Zeitlin, Mr. Jecheskiel Gonczarowski, Dr. Dan Gelvan and Dr. Ruth Alon (the Company’s incumbent directors who are not external directors) to the Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal (voting will take place in relation to each Director separately); and

(2)	To ratify the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2016, and until the next annual general meeting of shareholders of the Company and authorize the Board (with power of delegation to its Audit Committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services; and

(3)	To approve the grant to Prof. Dror Harats, a member of the Board and the Chief Executive Officer of the Company, of 17,589 performance share units (“PSU”), to vest upon and subject to the occurrence of certain milestone events which were approved by the Compensation Committee and the Board.

(4)	To approve the increase of the monthly base salary of Prof. Dror Harats, a member of the Board of Directors and the Chief Executive Officer of the Company, from NIS76,000 to NIS80,000 according to the approval of the Compensation Committee and the Board.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2014, as previously made available to our shareholders as part of our Form 20-F filed with the Securities and Exchange Commission and available at www.sec.gov and in the “Investor Relations” section of our Company’s website, www.vblrx.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On March 22, 2016, we had 22,479,338 ordinary shares issued and outstanding (excluding treasury shares). Each ordinary share outstanding as of the close of business on the record date, April 20, 2016, is entitled to one vote upon the proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of the Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of proposals.

In addition, the approval of each of Proposal 3 and Proposal 4 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•	the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholder or shareholder who do not have a personal interest in the approval of the proposal that is voted at the Meeting, excluding abstentions; or

•	the total number of shares held by non-controlling shareholders and disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). A person is presumed to be a controlling shareholder if it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of a company or its general manager, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the company.

For the purpose of each of Proposal 3 and Proposal 4, including a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than fifty percent of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in a company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders.

A “Personal Interest” of a shareholder (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder is a controlling shareholder (as applicable) or has a Personal Interest (within the meaning as aforementioned), and FAILURE TO DO SO in relation to the vote on each of Proposal 3 and Proposal 4 SHALL BE DEEMED by the Company (absent of statement or other form of written explanation to indicate otherwise, and if voting by proxy, indication on the proxy card) as if such shareholder HAS A PERSONAL INTEREST in said proposals. Therefore, a shareholder who signs and returns a proxy card or voting instruction without actively confirming not to have Personal Interest, will be deemed TO be confirming that such shareholder, and any related party of such shareholder has a personal interest with respect to each of Proposal 3 and Proposal 4. If you believe that you, or a related party of yours, DO NOT possess a Personal Interest and you wish to participate in the vote on either Proposal 3 or Proposal 4, you should indicate the no-existence of a Personal Interest on the enclosed proxy card (if applicable) and should furthermore contact our general counsel, at +972-3-6346450 or Fax; +972-3-6346449, who will advise you as to how to submit your votes for the proposals. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a Personal Interest in the approval of either Proposal 3 or Proposal 4, you may also contact the representative managing your account, who could then contact our general counsel on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares can vote by proxy cards. Holders of shares in “street name” will have to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name), you can submit your vote by completing, signing and submitting a proxy card, which will be accessible at the “Investor Relations” portion of the Company’s website, as described below under “Availability of Proxy Materials.” You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, not less than forty-eight (48) hours prior to the time fixed for the Meeting.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to Proposals 1 and 2, your shares will be voted in accordance with the recommendations of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions (by completing and mailing the enclosed proxy card or voting instruction card). Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If no instructions are received by the bank, broker or other nominee from you on or before the date established for such purpose with respect to Proposals 1, 3 and 4, the bank, broker or other nominee will not vote your shares (commonly referred to as a “broker non-vote”). If no instructions are received by the bank, broker or other nominee from you with respect to Proposal 2, it may vote at its discretion on that proposal.

Where a beneficial owner has executed and returned a proxy card or voting instruction card, but has not provided voting instructions with respect to any proposals, and the broker, trustee or nominee may not (in the case of Proposals 1, 3 and 4), or does not (in the case of Proposal 2) cast a vote with respect to the proposals, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the particular proposals. Such shares have no impact on the outcome of the voting on any of the proposals.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on April 20, 2016. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on April 20, 2016, or which appear in the participant listing of a securities depository on that date.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about March 24, 2016. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” section of our Company’s website, www.vblrx.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 11, 2016:

•	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	each of our executive officers and directors individually; and

•	all of our executive officers and directors as a group.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ownership
5% Shareholders
The Keffi Group VI LLC (1)	4,858,737	21.6%
Aurum Ventures M.K.I. Ltd (2)	4,254,778	18.9%
Persons affiliated with Pitango Ventures (3)	1,658,630	7.4%
Mr. Jecheskiel Gonczarowski (4)	2,208,017	9.8%
Executive Officers and Directors
Dr. Bennett M. Shapiro (5)	251,138	1.1%
Prof. Dror Harats (6)	1,618,848	6.9%
Dr. Erez Feige	—	*
Mr. Jecheskiel Gonczarowski (7)	2,208,017	9.8%
Dr. Dan J. Gelvan	—	—
Mr. Jide J. Zeitlin (1)	4,858,737	21.6%
Prof. Ruth Arnon	—	*
Ms. Ruth Alon	—	—
Dr. Ron Cohen	—	*
Mr. Philip Serlin	—	*
Mr. Amos Ron	—	*
Dr. Yael Cohen	—	*
Dr. Eyal Breitbart	—	*
Dr. Naamit Sher	—	*
Adv. Ayelet Horn	—	*
All directors and executive officers as a group (8)	9,272,252	38.8%

*	Less than 1%.
**	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”), and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of February 11, 2016 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
***	The percentages shown are based on 22,460,905 ordinary shares issued and outstanding as of February 11, 2016.
(1)	These shares may be deemed to be beneficially owned by Jide Zeitlin, our director and president of The Keffi Group VI LLC. The address of The Keffi Group VI LLC is 500 Fifth Avenue, New York, New York 10110.
(2)	Consists of 4,254,778 shares held by Aurum Ventures M.K.I. Ltd. Voting and investment power over such shares are vested with Mr. Morris Kahn, who controls Aurum Ventures M.K.I. Ltd. As such, Mr. Kahn may be deemed to have beneficial ownership over our shares held by Aurum Ventures M.K.I. Ltd. The address of Aurum Ventures M.K.I. Ltd. is 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel.
(3)

Consists of 1,623,570 shares held by Pitango Venture Capital Fund IV L.P. and 35,060 shares held by Pitango Venture Capital Principals Fund IV L.P. (collectively, the “Pitango Funds”). The Pitango Funds are managed by their sole general partner, Pitango V.C. Fund IV, L.P., the sole general partner of which is Pitango G.P. Capital Holdings Ltd., an Israeli company owned indirectly (through personal holding entities) by each of the following individuals: Rami Kalish, Chemi J. Peres, Aaron Mankovski, Isaac Hillel, Rami Beracha and Zeev Binman, none of whom has sole voting or investment power of our shares and each of whom has shared voting and investment power of such shares. Ms. Alon is a General Partner of Pitango Ventures IV L.P., but does not have sole or shared voting or investment power over the shares held by the Pitango Funds. The address of the Pitango Funds is 11 HaMenofim Street, Building B, Herzliya, Israel 46725.
(4)	Consists of 1,471,115 shares held directly by Mr. Jecheskiel Gonczarowski, 583,333 shares held by D.S.N.I. Investments Ltd. and 153,569 shares held by Inspe Aktiengesellschaft. The shares held by D.S.N.I. Investments Ltd. and Inspe Aktiengesellschaft may be deemed to be beneficially owned by Jecheskiel Gonczarowski, our shareholder and director.
(5)	Consists of (a) 24,440 outstanding shares held by Puretech Ventures LLC, which may be deemed to be beneficially owned by Bennett M. Shapiro, our chairman and a senior partner and chairman of Puretech Ventures LLC; (b) 26,141 outstanding shares held by Bennett M. Shapiro and Fredericka F. Shapiro, JTWROS; and (c) options to purchase 183,890 shares exercisable within 60 days of February 11, 2016 held by Bennett M. Shapiro.
(6)	Consists of (a) 666,742 outstanding shares held by or for Prof. Harats; (b) options to purchase 920,174 shares exercisable within 60 days of February 11, 2016; and (c) warrants exercisable for 31,932 shares within 60 days of February 11, 2016.
(7)	Consists of 736,902 shares held by D.S.N.I. Investments Ltd. and Inspe Aktiengesellschaft. These shares may be deemed to be beneficially owned by Jecheskiel Gonczarowski, our shareholder and director. In addition, this number consists of 1,471,115 shares held directly by Mr. Jecheskiel Gonczarowski.
(8)	Consists of (a) options to purchase 1,391,026 shares exercisable within 60 days of February 11, 2016; (b) warrants exercisable for 49,725 shares within 60 days of February 11, 2016; and (c) 7,831,501 outstanding shares.

PROPOSAL 1

RE-ELECTION OF SEVEN DIRECTORS

Background

We currently have a board of directors composed of nine directors, including two external directors elected pursuant to the requirements of the Companies Law. A director who is not an external director is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

Our board of directors has nominated Prof. Dror Harats, Dr. Bennett M. Shapiro, Prof. Ruth Arnon, Mr. Jide Zeitlin, Mr. Jecheskiel Gonczarowski, Dr. Dan Gelvan and Dr. Ruth Alon, the incumbent directors who are not external directors, for re-election as directors at the Meeting.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholder meeting of a public company at which the appointment of a director is to be considered may not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements, and provides details of his or her applicable qualifications.

The following information is supplied with respect to each nominee for election to the Board and is based upon the records of the Company and information provided to us by the nominees:

Prof. Dror Harats founded our company in 2000 and has served as our chief executive officer since our inception. He has been a member of our board of directors since January 2001. Prof. Harats is the Chairman of the Bert W. Strassburger Lipid Center at the Chaim Sheba Medical Center at Tel Hashomer and chairman of its Institute Review Board. Prof. Harats received his M.D. from Hadassah Medical School at the Hebrew University of Jerusalem, Israel, following which he conducted post-doctoral work at the University of California, San Francisco. Prof. Harats is also a Professor of Medicine in the Departments of Internal Medicine and Biochemistry at the Sackler Faculty of Medicine of Tel-Aviv University, Israel. Prof. Harats has also served as a visiting scientist at Syntax Discovery Research. Prof. Harats currently serves as an observer on the board of directors of Art Healthcare Ltd. We believe Prof. Harats is qualified to serve on our board of directors because of his extensive technical and industry experience, as well as his knowledge of our company.

Dr. Bennett M. Shapiro, M.D. has served on our board of directors since September 2004 and as Chairman since 2007. In addition to serving on our board of directors, Dr. Shapiro has been a senior partner at Puretech Ventures, an innovation enterprise, since 2004, and as chairman from 2009-2015; he now continues as a Non-Executive Director of PureTech HealthPLC-PRTC. From 1990 to 2003, Dr. Shapiro served as executive vice president, Merck Research Laboratories. Prior to that, from 1970 to 1990, Dr. Shapiro was a professor of the Department of Biochemistry at the University of Washington and served as chairman from 1985 to 1990. Prior to joining the University of Washington, from 1965 to 1970 Dr. Shapiro served as a research associate, then section head, in the Laboratory of Biochemistry of the National Heart Institute of the U.S. National Institutes of Health. Dr. Shapiro also currently serves as an external director on the board of directors of Momenta Pharmaceuticals, various private companies and the Drugs for Neglected Diseases Initiative, an independent, non-profit drug development partnership. Dr. Shapiro previously served on the board of directors of Celera Corporation prior to its acquisition by Quest Diagnostics Inc. Dr. Shapiro received his B.S. in chemistry from Dickinson College and his M.D. from Jefferson Medical College. Dr. Shapiro has been a Guggenheim Fellow, a fellow of the Japan Society for the Promotion of Science and a visiting professor at the University of Nice. We believe Dr. Shapiro is qualified to serve on our board of directors because of his extensive technical and industry background, and his experience serving on boards of directors of companies in our industry, including public companies.

Prof. Ruth Arnon has served on our board of directors since August 2007. Prof. Arnon is an immunologist with the Weizmann Institute of Science in Israel. Prof. Arnon joined the staff of the Weizmann Institute in 1960, and served as vice president of the Institute from 1988 to 1997. Prof. Arnon is a member of the Israel Academy of Sciences, and from 2010 until 2015 served as its president. Prof. Arnon is also an elected member of the European Molecular Biology Organization. She has served as president of the European Federation of Immunological Societies, and as secretary-general of the International Union of Immunological Societies. Her awards and honors include the Robert Koch Prize in Medical Sciences, Spain’s Jimenez Diaz Memorial Award, France’s Legion of Honor, the Hadassah World Organization’s Women of Distinction Award, the Wolf Prize for Medicine, the Rothschild Prize for Biology, and the Israel Prize. Prof. Arnon earned her M.Sc. in Chemistry from the Hebrew University, Jerusalem, Israel, and her Ph.D. from the Hebrew University. We believe Prof. Arnon is qualified to serve on our board of directors because of her extensive technical and industry background.

Jide J. Zeitlin has served on our board of directors since March 2008. Mr. Zeitlin the president of The Keffi Group Ltd, an investment firm. Mr. Zeitlin is also Chairman of Coach, Inc., a designer and marketer of premium handbags and accessories. Prior to 2006, Mr. Zeitlin was a Partner at The Goldman Sachs Group, Inc., where he held senior management positions in the investment banking division, including that of global chief operating officer. He also served in the firm’s executive office. Mr. Zeitlin is Chairman Emeritus of Amherst College. He is Chairman of the Investment Committee of the Nigeria Sovereign Investment Authority and is, or has been, a member of the boards of Affiliated Managers Group, Inc., Milton Academy, the Harvard Business School Board of Dean’s Advisors, Teach for America, Doris Duke Charitable Foundation, Montefiore Medical Center, Playwrights Horizons, Saint Ann’s School, and Common Ground Community. Mr. Zeitlin holds an A.B. degree, magna cum laude, in Economics and English from Amherst College and an M.B.A. degree from Harvard University. We believe Mr. Zeitlin is qualified to serve on our board of directors because of his broad business and investment background and service on boards of directors.

Jecheskiel Gonczarowski has served on our board of directors since March 2001. Since 2010, Mr. Gonczarowski has served as the chairman and chief executive officer of D.S.N.I. Investments Ltd., an Israeli based private family office, managing various local and international investments. Prior to that, Mr. Gonczarowski founded and co-managed Getter Group Ltd, a publicly traded company in Israel specializing in exclusive representation of leading international suppliers and brands, from 1982 to 2010. Mr. Gonczarowski also served on the board of directors of Rotshtein Realestate Ltd., a publicly traded company in Israel performing private and public construction in Israel. Mr. Gonczarowski studied economics, mathematics and business administration at the Hebrew University of Jerusalem, Israel. We believe Mr. Gonczarowski is qualified to serve on our board of directors because of his broad business background and experience with public companies.

Dr. Dan J. Gelvan has served on our board of directors since July 2005. Since 2005, Dr. Gelvan has served as the managing director-life sciences, Aurum Ventures M.K.I Ltd. Before joining Aurum Ventures, Dr. Gelvan was the chief executive and president of GammaCan International, Inc., a development-stage pharmaceutical company, from 2004 to 2005. From 2004 to 2008, Dr. Gelvan served as a member of the Israel National Committee on Biotechnology and, from 1997 to 2004, Dr. Gelvan served as the chief executive officer and president of Zetiq Technologies. From 1995 to 1997, Dr. Gelvan held a senior position in Clal (Israel) Ltd., an investment firm. Dr. Gelvan holds a B.A. and an M.A. in Economics from the Hebrew University of Jerusalem, Israel and a Ph.D. in Business Economics from Roskilde University in Denmark. We believe Dr. Gelvan is qualified to serve on our board of directors because of his business and industry background.

Ruth Alon has served on our board of directors since March 2010. Since 1997, Ms. Alon has served as a general partner in Pitango Venture Capital. Prior to her tenure at Pitango, Ms. Alon held senior positions with Montgomery Securities from 1981 to 1987, Genesis Securities, LLC from 1993 to 1996, and Kidder Peabody & Co. from 1987 to 1993, and managed her own independent consulting business in San Francisco in the medical devices industry from 1995 to 1996. Ms. Alon is the chairperson of Israel Life Science Industry, a not-for-profit organization representing the mutual goals of approximately 700 Israeli life science companies. Ms. Alon has a B.A. in Economics from the Hebrew University of Jerusalem, Israel, an M.B.A. from Boston University, and an M.S. from the Columbia University School of Physicians and Surgeons. We believe Ms. Alon is qualified to serve on our board of directors because of her extensive business and industry background, as well as her experience as a seasoned investor.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions:

(a)	“RESOLVED, that Prof. Dror Harats be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(b)	“RESOLVED, that Dr. Bennett M. Shapiro be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(c)	“RESOLVED, that Prof. Ruth Arnon be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(d)	“RESOLVED, that Mr. Jide Zeitlin be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(e)	“RESOLVED, that Mr. Jecheskiel Gonczarowski be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(f)	“RESOLVED, that Dr. Dan Gelvan be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(g)	“RESOLVED, that Dr. Ruth Alon be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-election of any of the said nominees. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each of the resolutions included in Proposal 1.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolutions approving the re-election of each of Prof. Dror Harats, Dr. Bennett M. Shapiro, Prof. Ruth Arnon, Mr. Jide Zeitlin, Mr. Jecheskiel Gonczarowski, Dr. Dan Gelvan and Dr. Ruth Alon.

PROPOSAL 2

RATIFICATION OF THE APPOINTMENT OF KESSELMAN AND KESSELMAN

Background

Kesselman &Kesselman, a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm, or Kesselman & Kesselman, has served as our independent registered public accounting firm since its appointment in 2001. Our audit committee and board of directors resolved to nominate Kesselman & Kesselman for reappointment as our independent registered public accounting firm for the year ending December 31, 2016, and until the close of the next annual general meeting of shareholders of the Company.

Our shareholders are being requested to ratify the appointment Kesselman & Kesselman’s and authorize our board of directors (with power of delegation to our Audit Committee) to fix Kesselman & Kesselman’s compensation in accordance with the volume and nature of its services.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, (i) Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited be and hereby is reappointed as the Company’s independent registered public accounting firm for the year ending December 31, 2016, and until the next annual general meeting of shareholders of the Company, and (ii) the Company’s board of directors (with power of delegation to the audit committee) be, and hereby is, authorized, to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of its services.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-appointment of Kesselman & Kesselman. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution included in Proposal 2.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution ratifying the appointment of, and authorizing the board of directors to fix the remuneration of, the Company’s independent registered public accounting firm.

PROPOSAL 3

APPROVAL OF GRANT OF PERFORMANCE SHARE UNITS

Background

Our compensation committee (the “Compensation Committee”) and the Board approved the grant of 17,589 PSUs to Prof Prof. Dror Harats, a member of the Board and the Chief Executive Officer (“CEO”) of the Company. Each PSU worth one ordinary share. The PSUs shall vest upon and subject to the occurrence of certain milestone events which were approved by the Compensation Committee and the Board:

•	One third of the PSUs will vest on June 30, 2016, or at a later date, upon the commencement of a Randomized Controlled Trial in Ovarian Cancer

•	One third of the PSUs will vest on December 31, 2016, or at a later date, upon the positive results in the interim analysis of the Phase 3 in rGBM.

•	One third of the PSUs will vest on December 31, 2017, or at a later date, upon the Positive results in the final readout of the Phase 3 in rGBM.

The grant of the PSUs is a component of our compensation of our CEO which is based on the long term performance of the Company and thus correlates the long term success of the Company with such compensation.

Under the Companies Law, the terms of service of the chief executive officer of a public company, including grants of PSUs, require the approval of the compensation committee, the board of directors and the shareholders.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to grant Prof. Dror Harats, a member of the Board of Directors and the CEO of the Company, with 17,589 PSUs, such PSUs shall be vested upon and subject to the occurrence of certain milestone events which were determined by the Compensation Committee and the Board.

Required Vote

As described above, the approval requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal. Furthermore, under the Companies Law, the approval of such proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

A shareholder that possesses a personal interest or is a controlling shareholder is qualified to participate in the vote; however, the vote of such shareholder may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

A shareholder must inform the Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a Personal Interest (within the meaning as aforementioned) in approval of the Proposal, and failure to do so in relation to the vote shall be deemed by the Company (absent of statement or other form of written explanation to indicate otherwise, and if voting by proxy, indication on the proxy card) as if such shareholder HAS A PERSONAL INTEREST in the Proposal. Therefore, a shareholder who signs and returns a proxy card without actively confirming not to have Personal Interest, will be deemed to be confirming that such shareholder, and any related party of such shareholder, has a personal interest with respect to the approval of the proposal. If you believe that you, or a related party of yours, do not possess a Personal Interest and you wish to participate in the vote on the Proposal, you should indicate the non-

existence such Personal Interest in the space provided on the proxy card, and you should contact our Company’s General Counsel at +972-3-6346450 or Fax; +972-3-6346449, who will advise you as to how to submit your vote for the Proposal. If you hold your shares in “street name” and believe that you, or a related party of yours, possesses a Personal Interest in the approval of the Proposal, you should contact the representative managing your account, who should then contact our General Counsel on your behalf.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the grant of performance share units to Prof. Dror Harats.

PROPOSAL 4

APPROVAL OF INCREASE OF MONTHLY BASE SALARY

Background

Our compensation committee (the “Compensation Committee”) and the Board approved the increase of the monthly base salary of Prof. Dror Harats, a member of the Board and the Chief Executive Officer (“CEO”) of the Company from NIS76,000 to NIS80,000.

Under the Companies Law, the terms of service of a director of a public company (as a director or otherwise), require the approval of the compensation committee, the board of directors and the shareholders.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to increase the monthly base salary of Prof. Dror Harats, a member of the Board of Directors and the CEO of the Company, from NIS76,000 to NIS80,000.

Required Vote

As described above, the approval requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal. Furthermore, under the Companies Law, the approval of such proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

A shareholder that possesses a personal interest or is a controlling shareholder is qualified to participate in the vote; however, the vote of such shareholder may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

A shareholder must inform the Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a Personal Interest (within the meaning as aforementioned) in approval of the Proposal, and failure to do so in relation to the vote shall be deemed by the Company (absent of statement or other form of written explanation to indicate otherwise, and if voting by proxy, indication on the proxy card) as if such shareholder HAS A PERSONAL INTEREST in the Proposal. Therefore, a shareholder who signs and returns a proxy card without actively confirming not to have Personal Interest, will be deemed to be confirming that such shareholder, and any related party of such shareholder, has a Personal Interest with respect to the approval of the proposal. If you believe that you, or a related party of yours, do not possess a Personal Interest and you wish to participate in the vote on the Proposal, you should indicate the non-existence of such personal interest in the space provided on the proxy card, and you should contact our Company’s General Counsel at +972-3-6346450 or Fax; +972-3-6346449, who will advise you as to how to submit your vote for the Proposal. If you hold your shares in “street name” and believe that you, or a related party of yours, possesses a Personal Interest in the approval of the Proposal, you should contact the representative managing your account, who should then contact our General Counsel on your behalf.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the increase of the monthly base salary of Prof. Dror Harats.

COMPENSATION

Summary Compensation Table

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2014. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2014.

Name and Position	Salary & Social Benefits (1)	Bonus	Share-Based Payment (2)	Other Compensation (3)	Total	Total (4)
	(New Israeli Shekels in thousands)					(US Dollars in thousands)
Prof. Dror Harats Chief Executive Officer	1,316	912	8,432	97	10,757	$2,766
Amos Ron Chief Financial Officer	755	264	232	52	1,303	$335
Dr. Eyal Breitart Vice President, Research and Operations	845	264	55	81	1,245	$320
Dr. Yael Cohen Vice President, Clinical Development	671	240	33	38	982	$253
Dr. Naamit Sher Vice President, Clinical Drug Development	670	240	33	23	966	$248

(1)	Represents the officer’s gross salary plus payment of mandatory social benefits made by the Company on behalf of such officer. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance) and payments for social security.
(2)	Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2014 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.
(3)	Represents the other benefits to such officer, which includes either or both of (i) car expenses, including lease costs, gas and maintenance, provided to the officers and (ii) vacation benefits.
(4)	Translated from NIS into U.S. dollars at the rate of NIS 3.889= U.S.$ 1.00, based on the daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel on December 31, 2014.

ADDITIONAL INFORMATION

The Company’s annual report for the year ended December 31, 2014, filed on Form 20-F on March 25, 2015 are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.vblrx.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules

By order of the Board of Directors:

Or Yehuda, Israel March 23, 2016	Dr. Bennett M. Shapiro, Chairman of the Board of Directors